UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1	Amendment No. 5 on Schedule 14D-9/A dated June 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2007		PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal

89 Science Park Drive, #01-07 The Rutherford, Singapore 118261

Tel: (65) 6771 0884

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to:

Ashok K. Lalwani

Baker & McKenzie.Wong & Leow

Millenia Tower, #27-01

1 Temasek Avenue

Singapore 039192

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1 through 8.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on May 16, 2007, as amended by Amendment No. 1 on Schedule 14D-9/A filed on May 25, 2007, Amendment No. 2 on Schedule 14D-9/A filed on June 4, 2007, Amendment No. 3 on Schedule 14D-9/A filed on June 8, 2007 and Amendment No. 4 on Schedule 14D-9/A filed on June 18, 2007 (as so amended, the “Schedule 14D-9”), by Pacific Internet Limited. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

(A) Appendix V of the Supplemental Circular to Shareholders dated June 18, 2007 (Exhibit (a)(2)(iii)) entitled “Opinion of KPMG Corporate Finance in Relation to the Interim Consolidated Financial Information for the Quarter Ended 31 March 2007” (“Appendix V”) is deleted and replaced in its entirety by the attached in Exhibit (a)(2)(iv).

Item 9. Exhibits

Exhibit No.	Description
(a)(2)(i)	Circular to Shareholders dated May 16, 2007*

(a)(2)(ii)	Letter to Shareholders dated May 16, 2007*

(a)(2)(iii)	Supplemental Circular to Shareholders dated June 18, 2007*

(a)(2)(iv)	Opinion of KPMG Corporate Finance in Relation to the Interim Consolidated Financial Information for the Quarter Ended March 31, 2007

(a)(5)(i)	Media Release dated May 16, 2007*

(a)(5)(ii)	Media Release dated June 8, 2007*

(a)(5)(iii)	Directors’ Announcement dated June 18, 2007*

*Filed	previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFIC INTERNET LIMITED

Date: June 22, 2007	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
(a)(2)(i)	Circular to Shareholders dated May 16, 2007*

(a)(2)(ii)	Letter to Shareholders dated May 16, 2007*

(a)(2)(iii)	Supplemental Circular to Shareholders dated June 18, 2007*

(a)(2)(iv)	Opinion of KPMG Corporate Finance in Relation to the Interim Consolidated Financial Information for the Quarter Ended March 31, 2007

(a)(5)(i)	Media Release dated May 16, 2007*

(a)(5)(ii)	Media Release dated June 8, 2007*

(a)(5)(iii)	Directors’ Announcement dated June 18, 2007*

*Filed	previously.

KPMG Corporate Finance Pte Ltd	Telephone	+65 6213 3388
16 Raffles Quay #22-00	Fax	+65 6225 0984
Hong Leong Building	Internet	kpmg.com.sg
Singapore 048581

The Board of Directors

Pacific Internet Limited

89 Science Park Drive

#01-07 The Rutherford

Singapore 118261

18 June 2007

Dear Sirs,

OPINION OF INDEPENDENT FINANCIAL ADVISER IN RELATION TO THE INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR THE QUARTER ENDED 31 MARCH 2007

This letter has been prepared for inclusion in the Supplemental Circular to be issued by Pacific Internet Limited (“PacNet” or the “Company”) to the shareholders of PacNet (the “Shareholders”) (the “Supplemental Circular”) in connection with the revised offer to purchase by Connect Holdings Limited for cash all issued ordinary shares of PacNet at US$11.00 net per ordinary share (the “Revised Offer”). Unless otherwise defined, all terms defined in the Offeree Circular and Supplemental Circular shall have the same meaning herein.

In accordance with Rule 25 of The Singapore Code of Take-Overs and Mergers (the “Code”), we have examined the interim consolidated financial information of the Company for the quarter ended 31 March 2007 (the “Interim Consolidated Financial Information”) which has been included in the Company’s Supplemental Circular as set out in Appendix III thereto.

In reference to Note 2 to the Interim Consolidated Financial Information, the accompanying consolidated financial information for the quarter ended 31 March 2006 has been restated.

We have discussed the assumptions underlying the Interim Consolidated Financial Information with the management of the Company. We have also considered and relied upon the letter dated 18 June 2007 addressed to the directors of the Company (the “Directors”) by Ernst & Young, the auditors of the Company, in respect to their review of the Interim Consolidated Financial Information and the accounting policies, bases and assumptions upon which the Interim Consolidated Financial Information have been made.

We have relied upon the accuracy and completeness of all financial and other information provided and discussed with us and have assumed such accuracy and completeness for the purposes of rendering this letter. Save as provided in this letter, we do not express any other opinion on the Interim Consolidated Financial Information.

                                                         KPMG Corporate Finance Pte Ltd (Registration No: 198500417D), a

                                                         Singapore incorporated company and a member firm of the KPMG network of independent member firms affiliated with KPMG

                                                         International, a Swiss cooperative.

Pacific Internet Limited

Opinion of Independent Financial Adviser in relation

to the Interim Consolidated Financial Information for

the quarter ended 31 March 2007

18 June 2007

Based on our discussions with the management of the Company, and having considered the report provided by Ernst & Young (the auditors of the Company) in respect of the Interim Consolidated Financial Information, we are of the view that the Interim Consolidated Financial Information (for which you as directors are solely responsible) has been issued by the Directors after due and careful enquiry.

This letter is addressed to the Directors for the purposes of the Directors complying with Rule 25 of the Code and for no other purpose. We do not accept responsibility to any other person (other than the Directors) in respect of, arising out of, or in connection with this letter.

Yours faithfully

For and on behalf of

KPMG Corporate Finance Pte Ltd

Vishal Sharma	Ma. Rowena Reyes
Executive Director	Associate Director